UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 12)1

Pulse Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74587B 10 1

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

BAKER HOSTETLER LLP

45 Rockefeller Plaza

New York, New York 10111

(212) 589-4233

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 09, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74587B 10 1

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		36,904,880*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

36,904,880 *
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,904,880*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.7%*
14	TYPE OF REPORTING PERSON

IN

* Represents (i) 36,904,880 Shares, including (a) 314,987 Shares underlying certain options and (b) 5,683,163 Shares underlying Warrants (as defined and described in Item 4) each exercisable within 60 days hereof, held by Mr. Duggan and (ii) 492,069 Shares held by Genius Inc., including 81,025 Shares underlying Warrants. This does not include options which are not exercisable in 60 days from the date hereof.

CUSIP No. 74587B 10 1

1	NAME OF REPORTING PERSON

GENIUS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		492,069*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

492,069*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

492,069*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%*
14	TYPE OF REPORTING PERSON

CO

* Represents 492,069 Shares held by Genius Inc., including 81,025 Shares underlying Warrants.

CUSIP No. 74587B 10 1

The following constitutes Amendment No. 12 to the Schedule 13D filed by the undersigned (the “Amendment No. 12”). This Amendment No. 12 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase cost of the 30,414,661 Shares owned directly by Mr. Duggan is approximately $260,076,199, including brokerage commissions. The 5,683,163 Warrants owned by Mr. Duggan were acquired in connection with the Issuer’s subscription rights offering. Such Shares and such Warrants were acquired with personal funds. Mr. Duggan received his 314,987 stock options in connection with his service on the board of directors of the Issuer.  The aggregate purchase cost of the 411,044 Shares owned by Genius Inc., which Mr. Duggan is the sole shareholder of and may be deemed to be beneficially owned by Mr. Duggan, is approximately $4,305,794, including brokerage commissions. The 81,025 Warrants owned by Genius Inc. were acquired in connection with the Issuer’s subscription rights offering. Such Shares and such Warrants were acquired with working capital.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 09, 2023, Mr. Duggan acquired an aggregate of 10,022,937 shares of the Company’s common stock, par value $0.001 per share, in a private placement (the “Private Placement”), at a price per share of $6.51 (the “Shares”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon (a) the total number of Shares outstanding as of March 28, 2023, as reported in the Company’s definitive Proxy Statement filed with the SEC on April 14, 2023, plus the 10,022,937 shares issued in the Private Placement (as defined below), (b) with respect to Mr. Duggan, 5,683,163 Warrants owned by Mr. Duggan, and with respect to Genius, 81,025 Warrants owned by Genius, and (c) with respect to Mr. Duggan, 314,987 Shares underlying certain options exercisable within sixty days hereof.

A.	Genius Inc.
a)	As of the close of business on May 09, 2023, Genius Inc. beneficially owned 492,069 Shares, including 81,025 Shares underlying Warrants exercisable within sixty days hereof

Percentage: Approximately 0.9%

b)	1. Sole power to vote or direct vote: 492,069

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 492,069

4. Shared power to dispose or direct the disposition: 0

c)	Genius Inc. has not entered into any transactions in the Shares during the past sixty days.

B.	Mr. Duggan
a)	As of the close of business on May 09, 2023, Mr. Duggan directly owned 36,904,880 Shares, including 314,987 Shares underlying certain options and 5,683,163 Shares underlying Warrants each exercisable within sixty days hereof. As the sole shareholder of Genius Inc., Mr. Duggan may be deemed the beneficial owner of the 492,069 Shares owned by Genius Inc., including 81,025 Shares underlying Warrants exercisable within sixty days hereof.

Percentage: Approximately 68.7%

b)	1. Sole power to vote or direct vote: 36,904,880

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 36,904,880

4. Shared power to dispose or direct the disposition: 0

c)	Other than the 10,022,937 Shares acquired pursuant to the private placement, Mr. Duggan has not entered into any transactions in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Mr. Duggan and the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to issue and sell to the Investor 10,022,937 shares of the Company’s common stock, par value $0.001 per share, in a private placement (the “Private Placement”), at a price per share of $6.51 (the “Shares”). The underlying transaction closed on May 09, 2023.

The Shares were paid for through the cancellation of $65 million aggregate principal amount, together with all accrued and unpaid interest outstanding, pursuant to that certain Loan Agreement (the “Loan Agreement”), dated as of September 20, 2022, as amended on March 17, 2023 by that certain First Amendment to Loan Agreement (the “Amendment”), by and between the Company and the Investor.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement attached hereto as Exhibit 99.1, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Securities Purchase Agreement, dated as of April 30, 2023, by and between Pulse Biosciences, Inc. and Robert W. Duggan (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on May 1, 2023).

CUSIP No. 74587B 10 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2023

GENIUS INC.

By:	/s/ Martin Bittner
	Name:	Martin Bittner
	Title:	Chief Operating Officer

/s/ Robert W. Duggan
Robert W. Duggan